Issuer Free Writing Prospectus dated March 5, 2008 to

Preliminary Prospectus dated March 3, 2008

Filed Pursuant to Rule 433

Registration No. 333-131385

Bill Barrett Corporation

$150,000,000 aggregate principal amount

of

5.00% Convertible Senior Notes due 2028

Issuer:	Bill Barrett Corporation

Ticker / Exchange:	BBG / NYSE

Title of Securities:	5.00% Convertible Senior Notes due 2028

Aggregate Principal Amount Offered:	$150,000,000

Over-allotment Option:	$22,500,000

Offer price:	100.0% of principal amount

Use of proceeds:

We plan to use all of the net proceeds from this offering to repay borrowings under our revolving credit facility.

We will receive net proceeds from this offering of approximately $145.5 million (or approximately $167.3 million if the underwriters’ over-allotment option is exercised in full), after deducting the underwriting discount and before payment of offering expenses. We intend to use all of the net proceeds from this offering to repay borrowings under our revolving credit facility. Certain of the underwriters and their affiliates are lenders to us under our revolving credit facility.

As of March 3, 2008, the outstanding balance under our revolving credit facility was $276.0 million, which bears interest at floating rates in accordance with such revolving credit facility. The average annual interest rate for this debt for the year ended December 31, 2007 was 6.3%. Our revolving credit facility matures March 17, 2011.

Capitalization:

The following unaudited table sets forth our capitalization as of December 31, 2007:

• on a consolidated historical basis; and

• on a pro forma basis to reflect the completion of this offering and the use of proceeds therefrom.

You should read our historical financial statements and notes that are incorporated by reference into the preliminary prospectus supplement.

	December 31, 2007
	Historical	Pro Forma
	(in millions)
Cash and cash equivalents	$60.3	$60.3

Long-term debt
Senior revolving credit facility	$274.0	$128.5
New convertible senior notes offered hereby	—	$150.0

Total long-term debt	$274.0	$278.5

Stockholders’ equity	$773.5	$773.5

Total capitalization	$1,047.5	$1,052.0

Ranking:	Senior unsecured

Maturity:	March 15, 2028

Interest Rate :	5.00% per annum

Interest Payment Dates:	March l5 and September 15 of each year, commencing September 15, 2008

Last reported sale price of Bill Barrett Corporation Common Stock (BBG) on March 4, 2008	$44.22

Initial Conversion Rate:	15.0761 shares of common stock per $1,000 principal amount of notes, subject to adjustment

Conversion Price:	Approximately $66.33 per share of common stock

Conversion Contingencies:

•     during any calendar quarter commencing after the date of original issuance of the notes, if the closing sale price of Bill Barrett Corporation common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs is more than 130% of the conversion price of the notes in effect on that last trading day;

•     during the ten consecutive trading-day period following any five consecutive trading-day period in which the trading price for the notes for each such trading day was less than 98% of the closing sale price of our common stock on such date multiplied by the then current Applicable Conversion Rate;

•     if the notes have been called for redemption;

•     if Bill Barrett Corporation makes certain significant distributions to holders of our common stock;

•     upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion upon Specified Corporate Transactions”; or

•     any time beginning on September 20, 2027 and ending at the close of business on the business day immediately preceding March 15, 2028 regardless of whether any of the foregoing circumstances has occurred.

Settlement:	Upon conversion, Bill Barrett Corporation will settle its conversion obligation, at its election, in cash, shares of its common stock or a combination of cash and shares of common stock, in each case calculated as described under “Description of the Notes—Conversion of Notes—Settlement upon Conversion.”

Optional Redemption:	Prior to March 26, 2012, the notes are not redeemable. On or after March 26, 2012, Bill Barrett Corporation may redeem for cash all or a portion of the notes at a redemption price of 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Repurchase of Notes at Holder’s Option:	March 20, 2012, 2015, 2018 and 2023

Repurchase upon a Fundamental Change:	Upon the occurrence of a Fundamental Change transactions, holders have the right to require Bill Barrett Corporation to repurchase their notes for cash at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest.

Fundamental Change Protection:	Adjustment to the applicable conversion rate upon a Qualifying Fundamental Change (per table below).

Registration:	Registered

Joint Book Running Managers:	Deutsche Bank Securities Inc.	$60,000,000
	Banc of America Securities LLC	$37,500,000
	J.P. Morgan Securities Inc.	$26,250,000

Co-Managers:	Credit Suisse Securities (USA) LLC	$11,250,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$7,500,000
	Morgan Stanley & Co. Incorporated	$7,500,000

Gross Spread (%):	3.00%

Trade Date:	March 5, 2008

Settlement Date:	March 12, 2008

CUSIP: ISIN:	06846N AA2 US06846NAA28

Adjustment to Shares Delivered Upon Conversion Upon a Qualifying Fundamental Change

The following table sets forth the increase in the conversion rate, expressed as a number of additional shares to be added per $1,000 principal amount of notes.

Stock Price
Effective Date	$44.22	$48.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$90.00	$100.00	$150.00	$200.00	$250.00
March 12, 2008	7.5300	7.5300	7.5300	6.5546	5.6552	4.9306	4.3397	3.8526	3.4471	2.8172	2.3562	1.2147	0.7840	0.5649
September 15, 2008	7.5300	7.5300	7.5077	6.3453	5.4353	4.7065	4.1151	3.6304	3.2296	2.6121	2.1661	1.0903	0.6994	0.5044
March 15, 2009	7.5300	7.5300	7.2639	6.0824	5.1620	4.4301	3.8401	3.3600	2.9669	2.3665	1.9406	0.9484	0.6048	0.4372
September 15, 2009	7.5300	7.5300	6.9787	5.7747	4.8423	4.1074	3.5200	3.0470	2.6637	2.0868	1.6856	0.7954	0.5065	0.3679
March 15, 2010	7.5300	7.2353	6.6393	5.4092	4.4635	3.7265	3.1438	2.6813	2.3116	1.7666	1.3976	0.6328	0.4045	0.2966
September 15, 2010	7.5300	6.8346	6.2179	4.9538	3.9930	3.2558	2.6823	2.2365	1.8879	1.3902	1.0679	0.4639	0.3021	0.2248
March 15, 2011	7.5300	6.3879	5.7369	4.4183	3.4294	2.6884	2.1267	1.7053	1.3883	0.9596	0.7031	0.2972	0.2009	0.1518
September 15, 2011	7.5300	5.9126	5.1960	3.7550	2.6957	1.9362	1.3917	1.0168	0.7583	0.4558	0.3105	0.1436	0.1019	0.0777
March 15, 2012 and thereafter	7.5300	5.7572	4.9239	3.1057	1.5905	0.4377	0.0399	0.0042	0.0015	0.0011	0.0010	0.0005	0.0003	0.0002

The stock prices and additional share amounts set forth above are based upon a common share Closing Sale Price of $44.22 on March 4, 2008 and an initial conversion price of $66.33.

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•

between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of Additional Shares will be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	in excess of $250.00 per share (subject to adjustment), no increase in the Applicable Conversion Rate will be made; and

•	less than $44.22 per share (subject to adjustment), no increase in the Applicable Conversion Rate will be made.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, will be paid to affiliates of members of the Financial Industry Regulatory Authority (FINRA) who are participating in this offering, this offering is being conducted in compliance with FINRA Rules 2710(h) and 2720(c). Those rules require that the yield at which our notes are to be distributed to the public can be no lower than that recommended by a “qualified independent underwriter,” as defined by FINRA. Morgan Stanley & Co. Incorporated has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement. We have agreed to indemnify Morgan Stanley & Co. Incorporated against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

The underwriters have agreed to reimburse the Company, pro rata, for an amount equal to $375,000 for expenses, or $431,250 if the underwriters’ over-allotment option is exercised in full.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer or underwriter will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities toll free at 1-800-503-4611.

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